UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                   FORM 11-K



ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999


                             Paychex, Inc. 401(k)
                           Incentive Retirement Plan

                           (Full title of the Plan)


                                 Paychex, Inc.
                           911 Panorama Trail South
                             Rochester, NY  14625

          (Name and address of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

           Index to Financial Statements, Schedules and Exhibits

Financial Statements                                                  Page No.

   Report of Independent Auditors                                        3

   Statement of Net Assets Available for Benefits                        4
      December 31, 1999 and 1998

   Statement of Changes in Net Assets Available for Benefits             5
      For the year ended December 31, 1999 and 1998

   Notes to Financial Statements                                       6-8

Schedules

   Schedule I - Form 5500 Schedule H, Line 4i,                           9
      Schedule of Assets Held for Investment Purposes -
      December 31, 1999

Exhibit

   23 - Consent of Independent Auditors                                10


                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Dated: May 26, 2000

                PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
                                (Name of Plan)


                            /s/ Francis G. Provino
                            ______________________
                              Francis G. Provino
                            401(k) COMMITTEE MEMBER

                   Report of Independent Auditors

The Plan Committee
Paychex, Inc. 401(k)
Incentive Retirement Plan
Rochester, New York

We have audited the accompanying statements of net assets available for benefits of Paychex, Inc. 401(k) Incentive Retirement Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1999 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

May 15, 2000
Buffalo, New York                  /s/ Ernst & Young LLP

                PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                (In Thousands)

                                                          December 31,
                                                   ________________________
                                                        1999           1998
                                                   _________      _________
Investments at fair value:
  Paychex, Inc. Common Stock                       $ 180,377      $ 160,277
  INVESCO Total Return Fund                           10,999         11,030
  INVESCO Blue Chip Growth Fund                       29,487         18,035
  IRT Stable Value Fund                               15,303         14,269
  IRT 500 Index Fund                                   8,956          3,593
  G A M International Fund                             2,791          2,953
  Participant Loans Receivable                         6,017          5,061
  Cash                                                 8,324          4,983
                                                   _________      _________
  Net assets available for benefits                $ 262,254      $ 220,201
                                                   _________      _________
                                                   _________      _________

See accompanying notes to financial statements.

                PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                (In Thousands)

<CAPTIONS>

                                               For the year ended December 31,
                                               ______________________________
                                                        1999           1998
Additions:
  Dividends and interest income                    $   4,610      $   2,968
  Net realized and unrealized appreciation
    in fair value of investments (footnote C)         34,297         61,965
                                                   _________      _________
    Total investment income                           38,907         64,933

  Contributions:
    Participants                                      13,748         13,041
    Employer                                           3,852          3,432
                                                   _________      _________
    Total contributions                               17,600         16,473
                                                   _________      _________
    Total additions                                   56,507         81,406

Deductions:
  Benefits paid to participants                      (14,454)        (7,591)
                                                   _________      _________

Change in net assets                                  42,053         73,815
Net assets available for benefits
  at beginning of year                               220,201        146,386
                                                   _________      _________

Net assets available for benefits                  $ 262,254      $ 220,201
                                                   _________      _________
                                                   _________      _________


See accompanying notes to financial statements.

                PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

NOTE A.  DESCRIPTION OF THE PLAN

The following description of the Paychex, Inc. (the "Company") 401(k) Incentive Retirement Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

General - Established July 1, 1984, the Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code (the "Code"), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant's compensation to the Plan on a pre-tax basis through payroll deductions. The Plan is subject to the provisions of the Employer Retirement Income Security Act of 1974 (ERISA).

Plan Administration - The Plan is administered by the Paychex, Inc. 401(k) Incentive Retirement Plan Committee (the "Plan Committee") which is appointed by the Board of Directors of the Company. The Plan's trustee, INVESCO Trust Company (INVESCO), is responsible for the custody and management of the Plan's assets.

Eligible Employees - Effective November 1, 1999, all new employees of the Company and its subsidiaries are eligible to participate in the salary deferral portion of the plan immediately. Employees must be employed for one year in which a minimum of 1,000 hours have been worked to be eligible to receive a Company matching contribution. Prior to November 1, 1999, new employees were not eligible to participate until they had completed one year of service, and a minimum of 1,000 hours.

Contributions - Employees may contribute up to 15% of their compensation through payroll deductions in increments of 1%, subject to the limit established by the Code. Discretionary employer contributions are equal to 50% of the participant's elective contribution, but not to exceed 3% of the participant's compensation. The Company may elect to make an additional discretionary contribution to the Plan, but has not done so for the years ended December 31, 1999 and 1998.

Vesting - Each participant is fully vested as to their elective contributions and rollover contributions as well as any earnings or losses on them. Employees are fully vested with respect to Company matching contributions upon completion of three consecutive years of service, disability, death, or attainment of retirement age, 59 1/2.

Participant Accounts - The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant's account is credited with the participant's contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals, based on the direction of the participant.

Investment Options - Upon enrollment in the Plan, a participant may direct contributions in the following investment options: (1) Paychex Stock Fund,

(2) INVESCO Blue Chip Growth Fund, (3) INVESCO Total Return Fund, (4) The INVESCO Retirement Trust Stable Value Fund, (5) The INVESCO Retirement Trust 500 Index Fund, and (6) The Global Asset Management International Fund.

Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a fixed reasonable period of time.

Forfeited Accounts - Forfeited nonvested accounts are used to reduce future employer contributions.

Participant Loans Receivable - The Plan allows participants to borrow up to 50% of the vested balance from their account. Payroll deductions are required to repay the loan within five years, except for loans used for the purchase of a principal residence, which are required to be repaid within ten years. The rate of interest is the prime lending rate plus 1% at the time the loan is disbursed.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.


NOTE B.  SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles.

Administrative Expenses - Administrative expenses of the Plan are paid by the Company.

Investment Valuation and Income Recognition - Investments are stated at their approximate fair value determined on the basis of a quoted market price, with the exception of the Stable Value Fund. The value of the Stable Value Fund is determined in the manner set forth above except that guaranteed income contracts, annuities, and other assets that provide for benefit payments or withdrawals on a contractual basis are at book value (cost plus accrued income). Participant loans receivable are valued at the principal amount which approximates fair value.

Purchases and Sales of Securities - Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses upon the sale of investments are based on their average cost.

Interest Income - Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

Contributions - Contributions from the Company are accrued for in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification - Certain prior year amounts have been reclassified to conform to current year presentation.

NOTE C.  INVESTMENTS

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as, held during the year) appreciated in fair value as follows:


                                               1999              1998
                                         Net Realized       Net Realized
                                         and Unrealized     and Unrealized
                                         Appreciation in    Appreciation in
                                         Fair Value of      Fair Value of
                                         Investments        Investments
                                         _______________    _______________
     Paychex, Inc. Common Stock              $28,205            $56,785
     INVESCO Total Return Fund                  (841)               754
     INVESCO Blue Chip Growth Fund             5,461              3,762
     IRT 500 Index Fund                        1,318                561
     G A M International Fund                    154                103
                                            ________           ________
                                             $34,297            $61,965
                                            ________           ________
                                            ________           ________


NOTE D.  TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 28, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                  SCHEDULE I - FORM 5500 SCHEDULE H, LINE 4I
          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END

                PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
                                EIN-16-1124166
                                 PLAN-0-40436
                               DECEMBER 31, 1999
                                (In Thousands)


                     Description of Investment
Identity of            including Maturity Date,
      Party       Rate of Interest, Collateral,                        Current
   Involved              Par or Maturity Value              Cost         Value
___________      ______________________________         _________     _________

INVESCO*         13,176 shares of Paychex, Inc.
                    Stock Fund                          $  77,961     $ 188,701

INVESCO*         380 shares of the INVESCO
                    Total Return Fund                   $  10,427     $  10,999

INVESCO*         3,636 shares of the INVESCO
                    Blue Chip Growth Fund               $  22,531     $  29,487

INVESCO*         15,303 shares of the IRT
                    Stable Value Fund                   $  15,303     $  15,303

INVESCO*         257 shares of the IRT 500
                    Index Fund                          $   7,410     $   8,956

Global Asset
Management,
Inc.             87 shares of the G A M
                    International Fund                  $   2,433     $   2,791

Loan Fund        Participant Loans Receivable**         $       -     $   6,017
                                                        _________     _________
                                                        $ 136,065     $ 262,254
                                                        _________     _________
                                                        _________     _________

*  Represents party-in-interest
** Loans to participants have various maturity dates and bear interest at rates ranging from 7% to 10%.

                 EXHIBIT 23 - Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement below, of our report dated May 15, 2000, with respect to the financial statements and schedules of Paychex, Inc. 401(k) Incentive Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999

     a. Form S-8 - Paychex, Inc. 401(k) Incentive Retirement Plan - as filed with the Securities and Exchange Commission on October 2, 1992 (No.33-52838).

     b. Form S-8 - Paychex, Inc. 401(k) Incentive Retirement Plan - as filed with the Securities and Exchange Commission on July 30, 1999 (No.333-84055).


 May 22, 2000
 Buffalo, New York                    /s/  Ernst & Young LLP